Exhibit 8.1
List of Subsidiaries of SK Telecom Co., Ltd.
(As of December 31, 2006)

Subsidiary Name	Jurisdiction of Incorporation

SK Capital Co., Ltd.	Korea

SK Telink Co., Ltd.	Korea

SK Communications Co., Ltd.	Korea

SK Wyverns Baseball Club Co., Ltd.	Korea

Centurion IT Investment Association	Korea

Global Credit & Information Corp.	Korea

PAXNet Co., Ltd.	Korea

Seoul Records, Inc.	Korea

IHQ, Inc.	Korea

YTN Media, Inc	Korea

SK Telecom International Inc.	Korea

SLD Telecom PTE Ltd.	Singapore

SK Telecom China Co., Ltd.	China

ULand Company Limited	China (Hong Kong)

SK Telecom USA Holdings, Inc.	United States

The First Music Investment Fund of SK-PVC	Korea

The Second Music Investment Fund of SK-PVC	Korea

SK-KTB Music Investment Fund	Korea

IMM Cinema Fund	Korea

SK Teletech Co., Ltd.	Korea